UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):   [X]Form 10-K    Form 20-F    Form 11-K     Form 10-Q   Form N-SAR

                  For Period Ended:         September 30, 2002
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                  [  ]Transition Report on Form 10-K
                  [  ]Transition Report on Form 20-F
                  [  ]Transition Report on Form 11-K
                  [  ]Transition Report on Form 10-Q
                  [  ]Transition Report on Form N-SAR
                  For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type:

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

The Orlando Predators Entertainment, Inc.
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Full Name of Registrant

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Former Name if Applicable

4901 Vineland Road; Suite 150
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Address of Principal Executive Office (Street and Number)

Orlando, FL 32811
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  [X]    (b)      The subject annual report, semi-annual report, transition
                  on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's annual report Form 10-KSB for the year ended September 30, 2002 could not be filed within the prescribed time period because the Company is waiting for certain information necessary to complete the Form 10-KSB. This could not be accomplished within the prescribed time period without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         Keli Davis            407                       648-4444
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         (Name)                (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is in the process of evaluating the carrying value of certain assets and can not make a determination at this time as to the effect on the Company's financial statements.

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                    The Orlando Predators Entertainment, Inc.
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                (Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    December 29, 2002                By  /s/   Keli Davis
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AJ. ROBBINS, PC CERTIFIED PUBLIC ACCOUNTANTS
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3033 EAST FIRST AVENUE
SUITE 201
DENVER, COLORADO 80206


Exhibit I
December 29, 2002

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C.  20549

Re:      The Orlando Predators, Inc. Form 10-KSB

Dear Sir or Madam:

The Company is unable to file its September 30, 2002 Annual Report on Form 10-KSB within the prescribed time period because it has experienced certain difficulties in providing the requisite information to this Firm for the review due to finalization of agreements.

Very truly yours,

AJ. ROBBINS, P.C.



By:  /s/  AJ. Robbins
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          AJ. Robbins, C.P.A.

AJR:kb